SEC FILE NUMBER	001-32375
CUSIP NUMBER	205684202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Comstock Holding Companies, Inc.

Full Name of Registrant

Former Name if Applicable

1886 Metro Center Drive, Fourth Floor

Address of Principal Executive Office (Street and Number)

Reston, VA 20190

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Comstock Holding Companies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (the “Q1 2018 Form 10-Q”) by the May 15, 2018 filing date without unreasonable effort or expenses. Despite diligent efforts, the work necessary to complete the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, and the financial statements for the period then ended required to be included therein, could not be finished in sufficient time to permit the timely filing of the Q1 2018 Form 10-Q.

The Company expects to file the Q1 2018 Form 10-Q on or prior to the fifth calendar day extension provided by Rule 12b- 25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Christopher Conover	703	230-1152
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues of the Company for the three-month period ended March 31, 2018 and 2017 were $8.8 million and $10.3 million, respectively. The Company expects to report a net loss attributable to common stockholders of ($0.7) million or ($0.21) per diluted share in 2018, as compared to net income of $0.3 million or $0.08 per diluted share in 2017. Included in the 2018 results are impairment charges of ($0.6) million. There were no impairment charges included in the 2017 results. In 2017, the Company realized a gain on the extinguishment of Series B Preferred Stock of $1.0 million, or $0.30 per diluted share.

The Company intends to file its Quarterly Report on Form 10Q for the three-month period ended March 31, 2018, on or before the fifth calendar day following the prescribed due date.

The foregoing statement about the anticipated timing of the filing of the Q1 2018 Form 10-Q is a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

Comstock Holding Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2018	By:	/s/ Christopher Conover
		Name:	Christopher Conover
		Title:	Chief Financial Officer